Exhibit 99.1

FOR IMMEDIATE RELEASE

Medigus Announces Proposed Underwritten Public Offering of American Depositary Shares

OMER, Israel, January 10, 2021 – Medigus Ltd. (Nasdaq, TASE: MDGS) (the “Company” or “Medigus”), a technology company engaged in advanced medical solutions and innovative internet technologies, today announced that it intends to offer its American Depositary Shares (“ADSs”) for sale in an underwritten public offering. In addition, the Company expects to grant the underwriter an option to purchase an additional 15 percent of the ADSs offered in the public offering solely to cover over-allotments, if any, exercisable until the earlier of 30-days or the last day of trading of the Company’s ordinary shares on the Tel-Aviv Stock Exchange prior to their delisting. The Company intends to use the net proceeds from this offering for working capital and general corporate purposes. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

Aegis Capital Corp. is acting as sole bookrunner for the offering.

This offering is being made pursuant to an effective registration statement on Form F-3 (No 333-238162) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on May 15, 2020, and a preliminary prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the Company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing the proposed timing of the closing of the offering and the intended use of proceeds from such offering. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of Medigus activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Investor Contact:

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com